Exhibit 4.15

Dr. Moshe Eliash
Barrister-at-law, Advocate and Notary
2 Hasoreg St., POB 433
Telephone 651681, 6054281
Faximilia 6254282
Jerusalem 91003
Eliash7@bezeqint.net

Tuesday, 12 November 2019

To: Sol-Gel
Golda Meir 7
Ness Ziona
Re: Extension of the lease periods

The owners of the property agree to extend the lease period in accordance with the lease agreement of 10/10/2007, as last amended in documents dated 30/3/16 and 22/09/16, and also the lease period in accordance with the lease agreement dated 30/01/17, as was last amended in documents dated 03/07/2018, so that the aforementioned lease periods end on December 31, 2023.

The extended lease periods are subject to all provisions of the aforementioned agreements, mutatis  mutandis  including provisions regarding the lease fee and management fee.

The owners guarantee that if any lessee evacuates parking spaces, the owners will inform you of such and you will be entitled to lease all or some of those parking space, upon a 14 day notice period, on the same terms as are customary at that time.

If you agree to extend the lease periods as stated above, please confirm your approval on a copy of this letter and return to me.

Respectfully,

/s/ Moshe Eliash
Dr. Moshe Eliash, Adv.

We agree and confirm

/s/ Gilad Mamlok
Gilad Mamlok, CFO
Sol-Gel Technologies Ltd.